October 14, 2010

VIA EDGAR AND
OVERNIGHT DELIVERY

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Mail Stop 3720
Washington, DC  20549
Attention: Michael Seaman, Special Counsel

Re:	LendingClub Corporation Post Effect Amendment No. 8 to Registration Statement filed on Form S-1 (333-151827) Application for Withdrawal of Post Effective Amendment #8 to Registration Statement

Ladies and Gentlemen:

  Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), LendingClub Corporation (the “Company”) hereby respectfully requests withdrawal of Post Effective Amendment No. 8 to its Registration Statement on Form S-1 (File No: 333-151827), together with all exhibits (collectively, “Pos Am #8”).  Pos Am #8 was initially filed with the Securities and Exchange Commission (the “Commission”) on September 23, 2010.

 The Company intends to revise the interest rates and fees from those currently set forth in Pos Am #8 and as such will file a new Pos Am #8 to reflect these changes. The Company confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement, as amended or supplemented by Pos Am #8, or the prospectus contained therein.  Furthermore, Pos Am #8 was not declared effective by the Commission.

  It is our understanding that this application for withdrawal of the Pos Am will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

If you have any questions regarding the foregoing application for withdrawal, please contact the undersigned at 650.482.5232.

Regards,

Jason Altieri
General Counsel
LendingClub Corporation

370 Convention Way Redwood City CA, 94063